Jerry Sax
Senior VP, Chief Financial Officer
Viasystems Group, Inc.
101 South Hanley Road
Suite 400
St. Louis, Missouri  63015

VIA EDGAR
October 16, 2009
Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:         Viasystems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 30, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed August 14, 2009
File No. 333-29727

Dear Mr. Gilmore:

We have received your letter dated October 8, 2009, and on behalf of Viasystems, Inc. (the “Company”) I am responding to the comment regarding our Form 10-K for the fiscal year ended December 31, 2008.   For your convenience, our response is prefaced by the comment in italicized text.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and results of Operations

Critical Accounting Policies and Estimates

Long-Lived Assets, Including Goodwill, page 36

1.
We note your disclosure that “should [y]our assumptions change in the future, [y]our fair value models could result in lower fair values for long-lived assets and goodwill, which could materially affect the value of property, plant and equipment and goodwill and results of operations.” To the extent that the fair value of any of your reporting units is not substantially in excess of its carrying value as of your most recent step-one test pursuant to paragraph 19 of SFAS 142 we believe your disclosures should include the following in future filings:

•	The percentage by which fair value exceeded carrying value as of the most recent step-one test;
•	The amount of goodwill allocated to the reporting unit;
•	A description of key assumptions that drive fair value; and
•	A discussion of the uncertainty associated with key assumptions and any potential events and/or circumstances that could have a negative effect on future valuations.

Response:

Thank you for your comment regarding disclosures related to long lived assets, including goodwill, and, in future filings, to the extent the fair value of any of our reporting units is not substantially in excess of its carrying value as of our most recent step-one test pursuant to paragraph 19 of SFAS 142, the Company will make the required disclosures.

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to our response to your comment. Should any questions arise in connection with this response letter, please contact me at 314-746-2222.

Sincerely,

/s/ Jerry Sax
Jerry Sax
Senior Vice President
Chief Financial Officer